

Mail Stop 3720

September 14, 2007

David Walters
Chairman
Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, TX 75075

> **Re: Remote Dynamics, Inc.**
> **Preliminary Revised Information Statement filed August 27, 2007**
> **Form 10-KSB for the year ended December 31, 2006**
> **File no. 0-26140**

Dear Mr. Walters:

We have reviewed your revised filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Revised Information Statement

Pro Forma Financial Information, page F-4

1. Please refer to the response to prior comment five of our letter dated July 6, 2007. As previously indicated, the pro forma information is required for only the most recent fiscal year ended December 31, 2006. Please delete the pro forma information for the nine months ended September 30, 2006.

Appendix D

2. We note the disclosure at page four of Appendix D that refers to the accompanying notes to the financial statements. It appears that the notes have been inadvertently omitted from the financial statements for the period ended June 30, 2007. Please revise.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Series B Convertible Notes payable and
Redeemable Preferred Stock, page F-3

3. In your response to prior comment six you state that the "Company was in compliance with all provisions of the debt agreement as of the balance sheet date (December 31, 2006)." This seems inconsistent with the disclosure at page F-25 that the "Company currently is not in compliance with certain of its obligations relating to the Series B Notes." Please address this inconsistency and how it affects your evaluation of the appropriate classification of the Series B Notes at December 31, 2006.

Notes to Consolidated Financial Statements

Note 10. Stockholders' Equity Instruments and Related Matters
Series C Convertible Preferred Stock, page F-29

4. We still considering your responses to prior comments 9 and 10 and may have additional comments.

5. We note on page F-29 that the Series C Convertible Preferred Stock has a face amount of $1,000 per share; however, you disclose in the balance sheet on page F-3 that the stated value is $10,000 each. Please revise as necessary in future filings.

* * * * *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Via facsimile: (858) 764-0599
       John Dangel, Esq.